                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                 For the fiscal year ended December 31, 2004 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from            to
                                            ----------    ----------

                         Commission file number 0-25033

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        The Banc Corporation 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              The Banc Corporation
                           17 North Twentieth Street
                           Birmingham, Alabama 35203

                                                The Banc Corporation 401(k) Plan
                                                               Table of Contents
                                                      December 31, 2004 and 2003



                                                                          PAGE
                                                                          ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS OF
  DECEMBER 31, 2004 AND FOR THE YEAR THEN ENDED                             1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS OF
  DECEMBER 31, 2003                                                         2

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Plan Benefits                     3

   Statement of Changes in Net Assets Available for Plan Benefits           4

   Notes to Financial Statements                                          5 - 8

SUPPLEMENTARY INFORMATION

   Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)          9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Administrator of The Banc Corporation 401(k) Plan


We have audited the accompanying statement of net assets available for plan benefits of the Banc Corporation 401(k) plan as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2004, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Carr, Riggs & Ingram LLC

Montgomery, Alabama
June 22, 2005

             Report of Independent Registered Public Accounting Firm


Plan Administrator
The Banc Corporation 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of The Banc Corporation 401(k) Plan as of December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.


                                    /s/ Ernst & Young LLP


Birmingham, Alabama
June 24, 2004

                                                The Banc Corporation 401(k) Plan

                            Statements of Net Assets Available for Plan Benefits




December 31,                                        2004                2003
                                                ----------          ----------

ASSETS

Investments, at fair value                      $5,423,087          $5,577,004
Employer contributions receivable                  287,787             277,950
                                                ----------          ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $5,710,874          $5,854,954
                                                ==========          ==========





                 See accompanying notes to financial statements

                                                The Banc Corporation 401(k) Plan

                  Statement of Changes in Net Assets Available for Plan Benefits


Year ended December 31,                                                 2004
                                                                     -----------
ADDITIONS
   Company contributions                                             $   284,632
   Participant contributions                                             842,818
   Dividends                                                             146,501
   Interest                                                                1,769
   Transfer-in / rollovers                                               139,986
                                                                     -----------

                                                                       1,415,706

DEDUCTIONS
   Benefits paid to participants                                       1,695,781
   Administrative expenses                                                 1,200
                                                                     -----------

                                                                       1,696,981

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS                            137,195
                                                                     -----------

NET (DECREASE) INCREASE                                                 (144,080)

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF
   YEAR                                                                5,854,954
                                                                     -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR                $ 5,710,874
                                                                     ===========


                 See accompanying notes to financial statements

                                                The Banc Corporation 401(k) Plan

                                                   Notes to Financial Statements



NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

   The financial statements of The Banc Corporation 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

   INVESTMENT VALUATION AND INCOME RECOGNITION

   The Banc Corporation's (the Company's) common stock is traded on the Nasdaq Stock Market under the trading symbol "TBNC" and investments in the Company's stock are valued using the closing price on the last business day of the plan year. Cash and cash equivalents are stated at fair value, which is approximated by cost. Investments in the mutual fund investments are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the mutual fund investments are based on quoted redemption values on the last business day of the Plan year as determined by State Street Bank and Trust Company (the Custodian). Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 2 -- DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL

   The Plan is a defined contribution plan, which covers employees of the Company who have attained age 21 and one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

   CONTRIBUTIONS

   Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan subject to Internal Revenue limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

                                            The Banc Corporation 401(k) Plan

                                                Notes to Financial Statements


   The Company may, at its discretion, match participants' contributions each year up to a maximum of 6% of each participant's compensation. The Company contributed $284,632 to the Plan in 2004.

   VESTING

   Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

   PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts can be used to reduce the Company's discretionary matching contributions in accordance with the Plan agreement. During 2004, no forfeitures were used to reduce the Company's discretionary matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

   PARTICIPANT LOANS

   Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

   PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                               The Banc Corporation 401(k) Plan

                                                   Notes to Financial Statements

   PAYMENT OF BENEFITS

   Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant's beneficiary or an annuity.

   ADMINISTRATIVE EXPENSES

   The Company pays all administrative expenses, other than custodial fees, on behalf of the Plan. Custodial fees are paid by the Plan.

NOTE 3 -- PARTIES-IN-INTEREST TRANSACTIONS

State Street Bank and Trust Company is the custodian for the plan's investments. Certain plan investments are units of mutual fund investments managed by Federated Retirement Services (Federated), the recordkeeper. One of the investment vehicles in the Plan is The Banc Corporation common stock. The Company pays for all legal, accounting, and other services on behalf of the Plan.

NOTE 4 -- INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed Federated by a letter dated November 19, 2001, that the prototype 401(k) plan used by the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's Tax Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 -- INVESTMENTS

During 2004, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

December 31,                                       2004
                                                --------

The Banc Corporation common stock               $125,011
Mutual fund investments                           12,184
                                                --------

                                                $137,195
                                                ========

                                               The Banc Corporation 401(k) Plan

                                                   Notes to Financial Statements


The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

December 31,                                       2004                     2003
                                                ----------               ----------
Federated Capital Preservation                  $1,433,105               $1,408,798
Federated Capital Appreciation                     418,771                  558,407
Federated Total Return Bond                      1,342,849                1,817,185
The Banc Corporation common stock                1,028,978                  925,361

NOTE 6 -- RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 7 -- SUBSEQUENT EVENT

Effective January 1, 2005, the Plan became a safe harbor plan under the Internal Revenue Code regulations. Under the new plan description, the employer matching contribution is equal to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. There is immediate vesting of the employer matching contributions made after January 1, 2005.

                                                The Banc Corporation 401(K) Plan
                    Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
                                                     Plan Sponsor EIN:63-1201350
                                                                 Plan Number 001

 (A)              (B)                                   (C)                                      (D)                 (E)
       IDENTITY OF ISSUE, BORROWER,
         LESSOR, OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT                       COST            CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------------
   *         The Banc Corporation         The Banc Corporation Common Stock                    Omitted cost       $ 1,028,978
                                                                                             with respect to
                                                                                               participant
   *         Federated                    Federated Conservative Fund                           directed               16,773
                                                                                               transactions
                                                                                                 under an
   *         Federated                    Federated Moderate Allocation Fund                   individual              30,763
                                                                                               account plan
   *         Federated                    Federated Capital Preservation                                            1,433,105

   *         Federated                    Federated GNMA Trust                                                         23,650

   *         Federated                    Federated Total Return Bond                                               1,342,849

   *         American Century             American Century Equity Income Advisor Class                                 49,276

   *         Baron Funds                  Baron Funds Growth Fund                                                     229,409

   *         Constellation Funds          Constellation Funds Small Cap Value                                         172,769

   *         Federated                    Federated Group Stock Trust                                                  87,562

   *         Federated                    Federated Kaufmann Fund                                                     114,463

   *         Federated                    Federated Capital Appreciation Fund                                         418,771

   *         Federated                    Federated Mid-Cap Index Fund                                                163,361

   *         Federated                    Federated Max-Cap Index Fund                                                 80,000

   *         Janus                        Janus Advisor Capital Appreciation Fund                                      49,813

   *         Federated                    Federated International Equity Fund                                          61,378

   *         Federated                    Federated International Small Company Fund                                   49,048

   *         Participant Loans            Interest rates ranging from 5% to 6%                                         71,109

   *         State Street                 Cash                                                                             10
                                                                                                                  -----------
                                                                                                                  $ 5,423,087
                                                                                                                  ===========

*Party-in-interest as defined by ERISA

          See report of independent registered public accounting firm

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Banc Corporation 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   THE BANC CORPORATION 401(K) PLAN



                                   By            /s/ Fred Rogan
                                     -------------------------------------
                                                  Fred Rogan
                                                 Administrator


Dated:  June 29, 2005

                                  EXHIBIT INDEX



Exhibit No.           Exhibit
-----------           -------

  23-1                Consent of Carr, Riggs & Ingram, LLC

  23-2                Consent of Ernst & Young LLP